

February 17, 2012

<u>Via E-mail</u>
Terry L. Robinson
President and Chief Executive Officer
Manhattan Bancorp
2141 Rosecrans Ave., Suite 1100
El Segundo, California 90245

> **Re: Manhattan Bancorp**
> **Registration Statement on Form S-4**
> **Filed January 23, 2012**
> **File No. 333-179137**

Dear Mr. Robinson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-4</u>

<u>General</u>

1. Please update the financial information pursuant to Rule 3-12 of Regulation S-X.

2. Please file updated consents from the independent accountants in the pre-effective amendment. Please ensure that the audit report and consent of Hutchinson & Bloodgood LLP identify the city and state in which they were issued.

Proxy Statement/Prospectus cover page

3. Please revise to disclose the amount of securities to be offered (calculated as of a recent date). Refer to Item 501(b)(2) of Regulation S-K.

4. In the first or second paragraph state the total transaction value, the per share book values of Manhattan and PBB as of a recent date and the market price of Manhattan as of a recent date and as of the date preceding the announcement of this transaction.

5. Also provide an illustration of the share exchange and its market value as of a recent date.

6. Disclose that the value will fluctuate and shareholders will not know the value of what they will receive in the merger when they vote.

7. Substantially revise the tenor of the cover page to clarify this transaction's inherent conflicts of interest.   For example, identify the Funds and their ownership in each of the parties and state the percentage of the combined company to be owned by the Funds, other Manhattan shareholders and former shareholders of PBB.

8. Disclose the percentage of insiders expected to vote in favor of the merger. If either vote on the mergers is assured, please disclose.

Summary, page 1

9. Add charts illustrating the structure of the merger and the related transactions. As appropriate, show ownership interests.

10. Refer to our comments above on your cover page and revise the summary to include concise and clear summary disclosure of the conflicts of interest inherent in the transaction and what shareholders will receive in the merger.

11. Include a brief summary of how the price was determined.

The Special Meetings, page 2

12. Please fill in any blanks.

The Mergers, page 3

13. In the last paragraph state the implied market value as of a recent date of each share of Professional Business Bank common stock to be exchanged and state the aggregate value.

14. Clarify whether shareholders will know the book values and exchange ratio when they vote.

15. Summarize the change of control and reduced ownership percentage of Manhattan shareholders in the combined entity. In addition, please address this in a risk factor.

<u>Mergers Generally Tax-Free to Shareholders, page 4</u>

16. You must obtain and file an Item 601(b)(8) tax opinion prior to effectiveness. Revise to state that tax counsel opined that the transaction will be tax free to shareholders. In addition, state that you filed this opinion as an exhibit to the registration statement. Also revise the main tax section in response to this comment.

17. Eliminate the language that the disclosure is "only a general summary," as you are required to disclose the material tax implications.

<u>Recommendation of the Special Committee and Board of Directors…, page 5</u>
<u>Recommendation of the Board of Directors of Professional Business Bank, page 5</u>

18. Please include a substantive reason for the merger in each of these sections.

<u>Interests of Certain Persons in the Mergers, page 6</u>

19. Revise the subheading and first sentence to generally identify the "certain persons."

20. Quantify the value of the officers' and directors' interests in the mergers that are different from the interests of other shareholders. Separately quantify the aggregate compensation they will receive from board positions, employment agreements, conversion of equity plans or options, insurance, retention bonuses, employee benefit plans, change of control agreements, etc. Provide full disclosure and quantification in the main section.

<u>Risk Factors</u>

<u>The completion of the mergers may trigger change in control provisions, page 13</u>

21. Please expand this risk factor to disclose provisions for which you have not received waivers and the impact they may have on Manhattan or PBB, including the aggregate monetary impact of the remedies you mention.

Following the mergers, the Funds will collectively own a majority of the common stock of Manhattan Bancrop…, page 14

22. Given the importance of this risk factor, please move it to the top of the Risk Factor section.

Information about Professional Business Bank, page 22

Lending Activities, page 22

23. Please revise the discussion of Professional Business Bank's (PBB) lending activities to disclose the underwriting policies and procedures it applies to underwriting loans. To the extent those policies and procedures have evolved over time, ensure that you disclose and discuss them within the context of the loans held in its portfolio for each period presented. Your revisions should identify and discuss the specific qualitative and quantitative factors considered in the underwriting process, including loan to value ratios, FICO scores, debt ratios, collateral, etc.

24. Please revise to disclose whether variable rate loans are underwritten at the fully indexed rate and, if not, how your underwriting polices and allowance for loan losses methodology capture the risks associated with these loans.

25. Please revise to disclose whether PBB has issued any hybrid loans, low doc/no doc loans, interest only loans, payment option arms, or sub-prime loans, including how you define that term.

Background of the Merger – page 32

26. Clarify how the price and valuation using book value was negotiated or determined, including who suggested the price. Discuss any additional valuation methods considered, other than the two you have mentioned.

27. Expand the disclosure on the other two bids received in the market check and the reasons they were determined to be inferior.

Manhattan Bancorp's Reasons for the Bank Merger, page 41

28. Quantify the projected accretion to earnings.

Opinions of Financial Advisors, page 50

29. Provide us with all documents prepared by the financial advisors and provided to the board, or their representatives. In addition, provide all transcripts, summaries and video presentation materials.

30. Disclose that each advisor has reviewed and consented to the inclusion of the disclosure relating to its fairness opinion.

31. Expand to state the specific conclusions reached by the advisors in each analyses. Compare the value of the instant transaction with each material analysis.

32. Revise to clarify whether there were any specific factors that did not support the fairness opinions. If no such factors existed, say this in the proxy statement.

33. Please disclose any material relationship that has existed between either company and each financial advisor during the last two years. Disclose the aggregate amount paid for services over the last two years whether or not they were paid in connection with this transaction. Please refer to Section 1015(b)(4) of Regulation M-A.

U.S. Federal Income Tax Consequences of the Mergers, page 70

34. You may encourage but not "urge" shareholders to consult their tax advisors. Please revise the disclosure.

Unaudited Pro Forma Combined Condensed Consolidated Financial Statements, page 88

35. We note your reference to the historical financial statements of PBB as the basis for preparing the pro forma financial statements. Because the merger of CGB into PBB has not occurred, it appears the historical financial statements used to prepare the pro forma financial statements are those of CGB. Please revise to provide an expanded discussion of the basis for presenting the historical financial information of CGB as that of PBB prior to the scheduled merger of the two entities. Similarly, revise throughout the document.

Note 1. Basis of Presentation, page 92

36. Please revise here and elsewhere in the document, as applicable, to discuss in more detail the method(s) used by the Funds to determine the fair value of Manhattan Bancorp's shares of $5.20.

Note 3. Preliminary Pro Forma Adjustments, page 93

37. Please revise the adjustments to the pro forma financial statements to present each adjustment in a self-balancing format that allows a reader to trace the adjustment into the pro forma financial statements. Your revisions should include all material assumptions used to determine the amount of the adjustments, the basis used to determine the reasonableness of the assumptions, and enough information to easily recalculate the amount of the adjustments.

38. Please revise to provide pro forma adjustments that clearly remove each component of Manhattan Bancorp's historical equity.

39. Please revise pro forma adjustment I to disclose the amount of anti-dilutive shares that may be dilutive in the future. Similarly revise the footnotes to CGB's audited and unaudited financial statements included in this document. Refer to ASC 260.

Selected Financial Data and Management's Discussion and Analysis of Financial Condition and Results of Operations of Professional Business Bank, page 109

40. Please revise the header to this section to identify CGB as the entity for which information is presented and discussed in this section of the document, or advise.

Loan Portfolio, page 123

41. Please revise to provide an expanded discussion of CGB's focus on reducing classified assets, specifically those assets and the efforts made to reduce them.

42. Please revise the description of the loan maturities and repricing schedule on page 125 to explain the basis for considering repricings in this presentation. Industry Guide 3 requires that the presentation of loan maturities be presented based on the contractual maturities of the underlying loans.

Nonperforming Assets, page 125

43. Please revise this section to provide an expanded discussion of the changes in troubled debt restructured (TDR) loans between periods. Disclose your policy for removing loans from TDR status and how you account for the allowance for loan losses related to these loans subsequent to removal of that status.

Allowance for Loan Losses, page 126

44. Please revise to discuss the relationship of charge-offs to recoveries, considering significant recoveries in the same period(s) of the charge-offs and the recovery of loans for which no charge-offs are reflected in the table.

45. Please correct the reference to SOP 09-3 on page 128, or advise.

Investment Portfolio, page 128

46. Please revise the reference to PBB's investment securities in the table on page 129. These appear to be CGB's investment securities.

CGB Holdings, Inc and Subsidiaries

Unaudited Financial Statements, beginning on page F-2

Note 3. Loans and Allowance for Loan Losses, page F-14

47. Please revise to provide a roll-forward of the contractual cash flows of the loans accounted for under ASC 310-30, including accretable yield, non-accretable yield and fair value.

48. Please refer to the table of changes in the accretable yield and revise footnote 1 to explain in more detail what it reflects and the basis for including it in the table.

Audited Financial Statements, beginning on page F-23

Note 2. Merger of Professional Business Bank into California General Bank and Related Name Change, page F-35

49. Please revise to clarify how you valued the shares of Professional Business Bank used to acquire the 1,580,000 shares of California General Bank on December 31, 2010. Also, please revise your disclosure of this acquisition, including the associated tables, to clarify that it was effectuated with cash and an exchange of assets.

50. Please revise to provide an expanded discussion of the transfer of ownership of CGB Asset Management, Inc. to Carpenter Community Bank, including how you accounted for it and valued the associated consideration.

Signatures

51. Please revise to provide the signature of the controller or principal accounting officer. See Instruction 1 to Form S-4.

Exhibits

52. We note the excluded exhibits, including the proxy card and the legal and tax opinions and related consents. Please file all exhibits as soon as practicable, as we may have comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline at 202-551-3851 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc: Joshua Dean, Esq.
        Manatt, Phelps & Phillips, LLP